NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

WEDNESDAY, MAY 16, 2018

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Common Shares") of NXT Energy Solutions Inc. (the "Company" or "NXT") will be held at

Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary, Alberta T2P 4H2

Telephone: 403.267.8222

At 10:00 am (Calgary time) on Wednesday, May 16, 2018 for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2017, the accompanying notes thereto, the Auditor's report thereon, and the Management's Discussion and Analysis in respect of the financial statements;

2.	to set the number of directors to be elected at the Meeting at five (5);

3.	to elect five (5) directors of the Company;

4.	to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year at a remuneration to be determined by the Board of Directors (the "Board") of the Company;

5.	to consider and approve the Control Person Resolution, the full text of which is reproduced as Schedule "A" to the accompanying Information Circular dated April 5, 2018 (the "Information Circular");

6.	to consider and approve the Finder's Fee Paid in Cash Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular;

7.	to consider and approve the Finder's Fee Paid in Common Shares Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular; and

8.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the Information Circular which forms part of this Notice.

The Board has fixed April 3, 2018 as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 5th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

"George Liszicasz"

Chairman and Chief Executive Officer